Attachment I to the minutes of the Meeting of the Board of Directors of August 10, 2009 of Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.
(new denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ 60.872.504/0001-23	A Publicly Listed company	NIRE 35300010230

POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION

TABLE OF CONTENTS

1. GENERAL PRINCIPLES

1.1.	Scope

1.2.	Disclosure and Trading Committee

2. DEFINITION OF MATERIAL ACT OR FACT

2.1.	Material act or fact

2.2.	Examples of material acts or facts

3. DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT

3.1.	Duties and responsibilities of the Investor Relations Officer

3.2.	Related persons

3.3.	Duties and responsibilities of related persons

3.4.	Duty of confidentiality (sub-item 6.2)

3.5.	Performance forecasts

3.5.1.	Market expectations

4. PROCEEDINGS FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT

A)	Procedure for preparation

4.1.	Participants

4.2.	Standard for disclosure document

B)	Procedure for disclosure

4.3.	Recipients of the disclosure and responsible bodies

4.4.	Simultaneous disclosure

4.5.	Timing of disclosure

4.6.	Suspension of trading

4.7.	Case for non-disclosure of a material act or fact

4.7.1.	Immediate disclosure

4.8.	Rumors

4.9.	Means and form of disclosure

4.10.	Persons authorized to comment on the content of a material act or fact

5. DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMI-ANNUAL OR ANNUAL RESULTS

5.1.	Information regarding results

5.2.	Preliminary information or advance disclosure

6. MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT

6.1.	Purpose

6.2.	Duty of confidentiality

6.3.	Subjective control mechanisms

6.4.	Objective control mechanisms

7.	CONTROLLED COMPANIES

7.1.	Policy regarding the disclosure of Material Acts or Facts by publicly listed companies controlled by the company.

8.	POLICY VIOLATIONS

8.1.	Sanctions

8.2.	Reporting of violations

ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION (POLÍCY)	2

1.	GENERAL PRINCIPLES

Scope	1.1.	This POLICY establishes the guidelines and procedures to be complied with regarding the disclosure of material acts or facts and the observance of confidentiality regarding such information prior to its disclosure, in accordance with CVM Instruction no 358, dated January 3 2002, with the objective of ensuring the disclosure to the competent authorities and to the market in general of complete and timely information regarding any material acts and facts relating to the company, as defined in sub-item 2.1., guaranteeing equity and transparency in such disclosure to all interested parties, free of any privilege for some to the detriment of others.

Disclosure and Trading Committee	1.2.	In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee, constituted as provided for in the company’s Trading Policy:
		a)	to advise the Investor Relations Officer;
		b)	to permanently evaluate the POLICY’s applicability to current circumstances and propose any appropriate alterations;
		c)	to decide on any questions regarding the interpretation of its wording;
		d)	to take all necessary measures for the disclosure and circulation thereof, including to members of the company’s staff;
		e)	to undertake prior analysis of the content of any announcements to the press (press releases), meetings with investors and analysts (road shows), conference calls and public presentations containing material information about the company;
		f)	to regulate the declaration of adherence proceeding;
		g)	to investigate and decide upon cases of violation;
		h)	to analyze any official enquiries from regulatory and self-regulated entities and prepare the respective answers;
		i)	to propose solutions for any cases of omission or exceptions.

2.	DEFINITION OF MATERIAL ACT OR FACT

Material act or fact	2.1.	The term material will be applied to any decision of a controlling shareholder, any resolution taken by a general shareholders’ meeting or by any area of company management, or any other act or fact of a management policy, technical, business or economic-financial nature occurring in or related to the company’s business, which may materially interfere with:
		2.1.1.	the price of securities issued by the company or indexed to the same;
		2.1.2.	the decision of investors to buy, sell or hold such securities;
		2.1.3.	the decision of investors to exercise any of their rights as holders of securities issued by the company or indexed to the same.

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Examples of material acts or facts	2.2.	The following are examples of material acts or facts, to the extent that they can result in any of the above-mentioned effects:
		2.2.1.	the celebration of any agreement or contract for altering the shareholding control of the company, even if the efficacy of such agreement or contract is conditional;
		2.2.2.	any change in the control of the company, including by means of the signing of, amendment to or termination of a shareholders’ agreement;
		2.2.3.	the signing of, amendment to or termination of a shareholders’ agreement to which the company is a party, directly or indirectly, or which has been recorded in the company registers;
		2.2.4.	the entry or withdrawal of a shareholder that is party to an operational, financial, technological or administrative contract or arrangement with the company;
		2.2.5.	authorization for the trading of the company’s securities in any market, domestic or foreign;
		2.2.6.	a decision to de-list the company;
		2.2.7.	an incorporation, merger or spin-off involving the company or any affiliated company(ies);
		2.2.8.	a change in the composition of the company’s net worth;
		2.2.9.	the acquisition or divestment of a material investment;
		2.2.10.	the reorganization or winding-up of the company;
		2.2.11.	a change in the accounting principles adopted by the company;
		2.2.12.	a debt renegotiation;
		2.2.13.	the approval of a stock option plan;
		2.2.14.	a change in the rights and privileges of the securities issued by the company;
		2.2.15.	stock split or reverse stock split or the payment of stock dividends;
		2.2.16.	the acquisition of company shares to be held as treasury stock, or the cancellation or sale of shares thus acquired;
		2.2.17.	the company’s profits or losses, and the cash distribution of earnings;
		2.2.18.	the signing or termination of a contract or the failure to sign the same, when expectations of the execution thereof are public knowledge;
		2.2.19.	the approval of, change in or cancellation of a project, or delays in the implementation of the same;
		2.2.20.	the initiation, resumption or suspension of the production of a product or provision of a service;
		2.2.21.	the discovery of, change in or development of a technology or company resources;
		2.2.22.	changes in the forecasts previously disclosed by the company;

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2.2.23.	application for or granting of extra-judicial intervention, a filing for bankruptcy or the filing of a legal suit capable of affecting the company’s economic and financial situation.

3.	DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT

Duties and responsibilities of the Investor Relations Officer	3.1.	It is the duty of the Investor Relations Officer to:

		3.1.1.	disclose and communicate to the markets and to the appropriate authorities (sub-item 4.3., “a”) any material act or fact occurring in or related to the company’s business;
		3.1.2.	ensure the widespread and immediate disclosure of any material act or fact;
		3.1.3.	disclose the material act or fact simultaneously in all markets where the company’s securities are traded;
		3.1.4.	to provide the appropriate authorities, when requested, with any additional information in connection with the material act or fact disclosed.

		3.1.5.
in the event of situations as in the preceding sub-item or in the occurrence of an atypical oscillation in the quotation, price or quantity negotiated of securities issued by the company or those indexed to the said securities, to question the persons that have access to material acts and facts with the purpose of investigating if they are aware of information that should be disclosed to the market.

Related persons	3.2.	The following persons shall be deemed related to the company:
		a)
(i) direct or indirect controlling shareholders, officers, members of the Board of Directors, members of the Fiscal Council and of any bodies with technical or advisory functions entrusted to them by the company’s bylaws; (ii) the same persons at the company’s controlling shareholder, at any subsidiaries effectively managed by the company and at any affiliates that may possess knowledge concerning a material act or fact;

		b)
members of the company’s staff, of that of the company’s controlling shareholder and of any subsidiaries effectively managed by the company and affiliates that, due to their rank, function or position, may possess knowledge concerning a material act or fact;

		c)	any other person that, due to whatever circumstance, may have knowledge of relevant information, such as consultants, independent auditors, rating agencies’ analysts and assistants.

Duties and responsibilities of related persons	3.3.	The persons referred to in letter “a) (i)” of sub-item 3.2, and only them, shall:
		3.3.1	report to the Investor Relations Officer or, in his/ her absence, to the company CEO, any material act or fact which may come to their

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			knowledge;
		3.3.2
report to the CVM, after having heard the Disclosure and Trading Committee, any material act or fact of which they have personal knowledge, in the event that the Investor Relations Officer fails to comply with his or her duty to disclose.

Duty of confidentiality (sub-item 6.2)	3.4.	Related persons shall keep confidential any information relating to a material act or fact until the disclosure of the same to the market, in accordance with sub-item 6.2.

		3.4.1.
Any related party that, inadvertently, communicates a material act or fact to an unrelated party prior to the disclosure of the same to the market, must immediately report the unauthorized communication to the Investor Relations Director, in order that he/she may take the appropriate measures.

Results forecasts	3.5.	The company will not disclose forecasts of its results.

Market expectations		3.5.1.	The company may disclose, on its website http://www.itauunibancori.com.br, market forecasts for its results, without in any way validating the same;
		3.5.2.	The Controller’s Office may review the contents of analysts’ reports, so as to avoid the circulation of data or information that is already publicly known to be incorrect or inaccurate.

4.	PROCEDURES FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT

A) Procedures for preparation

Participants	4.1.
The document disclosing the material act or fact will be prepared by the Disclosure and Trading Committee, which may require the participation of the area(s) of the bank involved in the operation or transaction that gave rise to the material act or fact.

Standard for disclosure document	4.2.	The document disclosing the material act or fact should be clear and precise and use language easily understandable by the investor public.
B) Procedures for Disclosure

Recipients of the disclosure and responsible bodies	4.3.	The department in charge of corporate affairs will disclose, under the supervision of the Investor Relations Officer, the material act or fact, with priority and simultaneously:

		a)
to the CVM, through its site, to the SEC (U.S. Securities and Exchange Commission), to the NYSE (New York Stock Exchange), using a 6-K form, to the BM&FBOVESPA and, as the case may be, to any other stock exchanges and over-the-counter markets;

		b)	to the market in general, as explained in sub-item 4.9.

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		4.3.1.
Subsequent to this disclosure, the person designated by the Investor Relations Officer may disclose the material act or fact to the market by means of e-mail and by posting it on the Investor Relations website, at which time the Press Office can also disclose it.  The Press Office is the area responsible for maintaining contact with the media in general and talking with journalists.

Simultaneous disclosure	4.4.
Any material act or fact reported by any means of communication or in meetings with industry associations, investors, analysts or any other specific audience, in Brazil or abroad, should be simultaneously disclosed to the market(s) where the company’s securities have been authorized to trade (sub-item 3.1.3).

Timing of disclosure	4.5.
The disclosure of a material act or fact should, whenever possible, be made after trading hours or before the opening of the following day’s trading, in those stock exchanges and over-the-counter markets where the company’s securities have been authorized to trade.

		4.5.1.
If the company’s securities have been authorized to trade simultaneously in markets in different countries, where the opening and closing times for trading are incompatible, the trading hours of the Brazilian market shall prevail, for the purposes of sub-item 4.5.

Suspension of trading	4.6.
Should it be imperative that the disclosure of a material act or fact take place during trading hours, the Investor Relations Officer may request, provided that the request is made simultaneously, the domestic and foreign stock exchanges and over-the-counter markets to suspend trading in securities issued by the company or indexed to the same for as long as it takes to adequately disclose the material information.

Case for non-disclosure of a material act or fact	4.7.	Material acts or facts may exceptionally not be disclosed if the controlling shareholders or management consider that such disclosure will put the legitimate interests of the company at risk.

Immediate disclosure		4.7.1.
The Investor Relations Officer will immediately disclose the material act or fact referred to in sub-item 4.7 if control over the material information is lost, if there is any atypical fluctuation in the price or trading volume of the securities issued by the company or indexed to the same, or if the CVM or the SEC orders the disclosure.

		4.7.1.1.	Where appropriate, the Investor Relations Officer shall provide any necessary explanations to the stock exchanges.

Rumors	4.8.	The company shall not comment on any rumors in the market concerning it, except if such rumors materially affect the prices of its securities.

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Means and form of disclosure	4.9.
Such market disclosure as is required by law will be made through the publication of announcements in those newspapers of widespread circulation habitually used by the company, and in the State Official Gazette.

		4.9.1.	Additionally, the company may disclose the material act or fact using the following means:
			a)	the worldwide web (Internet) on the website://www.itauunibancori.com.br;
			b)	e-mail;
			c)	conference call;
			d)	public meeting with class entities, investors, analysts, or other interested parties, in Brazil or abroad;
			e)	announcements to the press (press releases);
			f)	Broadcasting media used by the market.
4.9.2.
disclosure through newspaper announcements (sub-item 4.9) can be done in summary form, provided that it indicates the Internet addresses where the complete information is available for those interested, with content at a minimum identical to that sent to the entities referred to in letter “a” of sub-item 4.3.

		4.9.3.	The material act or fact shall be disclosed internally for the general knowledge of all.

Persons authorized to comment on the content of a material act or fact	4.10.
The Investor Relations Officer, or the person(s) indicated by him, or, in the absence of the latter, the person(s) indicated by the company CEO, shall be the only persons authorized to comment on, explain or provide more detail regarding the content of a material act or fact.

5.	DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMI-ANNUAL AND ANNUAL RESULTS

Information regarding results	5.1.
The Investor Relations Officer should determine and advise the market, with advance notice compatible with market standards, of the dates on which the quarterly, semi-annual and annual results, duly audited, will be announced.

Preliminary information or advance disclosure	5.2.	Notwithstanding the dates established in sub-item 5.1 for announcing results, the Disclosure and Trading Committee may, according to opportunity and convenience:

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6.	MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT

Purpose	6.1.
The mechanisms for controlling the confidentiality of information relating to a material act or fact (Material Information) are intended to effectively preserve the confidentiality of such information until it is disclosed to the appropriate authorities and to the market.

Duty of confidentiality	6.2.	Related persons (sub-item 3.2) should keep confidential any Material Information until the disclosure thereof, and to take care that such confidentiality is respected.
		6.2.1.
Any related person that leaves the organization, or that ceases to be involved in the transaction or project to which the Material Information refers, shall continue to be bound by his  or her obligation of confidentiality until such time as such information is disclosed to the appropriate authorities (sub-item 4.3, “a”) and to the market.

Subjective control mechanisms	6.3.
Persons related to the company (sub-item 3.2) shall signal their adherence to the POLICY by signing a specific declaration (Attachment 1) at the time they are hired, appointed, promoted or transferred, or become aware of any material act or fact, in which they declare that they are aware of the terms of the POLICY and are committed to comply with the same.

		6.3.1.	The Disclosure and Trading Committee shall indicate the positions required to adhere to the POLICY in each of the company’s Offices.
		6.3.2.
The Office responsible for a transaction or operation that may give rise to a material act or fact shall indicate any additional staff members or third parties that should be required to adhere to the POLICY.

		6.3.3.	The adherence should take place subsequent to the internal communication of this POLICY.
		6.3.4.	The department in charge of corporate affairs will handle the adherence of persons occupying positions subject to appointment according to the company’s bylaws, and of controlling shareholders.
			6.3.4.1.
The adherence of any other persons shall be the responsibility of the Compliance Officer of the respective Office in which such staff members may work or come to work, or which is responsible for the hiring of third parties.

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Objective control mechanisms	6.4.
The declarations of adherence,  as provided for in sub-item 6.3.4.1, shall be immediately reported to the department in charge of corporate affairs, which shall maintain a centralized and updated register of all persons that have adhered to the POLICY,  and which shall be responsible for making this register available to the appropriate authorities, whenever requested by the same.

	6.5.	The related persons (sub-item 3.2) shall act in a diligent manner to preserve the confidentiality of any Material Information, complying with the company’s regulations on this matter.

7.	CONTROLLED COMPANIES

Policies regarding the disclosure of Material Acts or Facts by publicly listed companies controlled by the company	7.1.
Publicly listed companies that are controlled solely by the company should adhere to this POLICY, which will be considered to be the material act or fact disclosure policy of such companies for the purposes of compliance with CVM Instruction no 358, dated January 3 2002.  The material acts or facts relating to such controlled companies should be disclosed in accordance with the terms of this POLICY.

7.1.1.
Notwithstanding the terms of item 7.1., Redecard S.A. should institute a disclosure and trading committee of its own, which will be responsible, as far as Redecard S.A. itself is concerned, for taking the decisions attributed in this POLICY to the Disclosure and Trading Committee.

8.	POLICY VIOLATIONS

Sanctions	8.1.
Failure to comply with this POLICY will render the violator liable to disciplinary sanctions, in accordance with the company’s internal rules and regulations, as well as those provided for in this item, independent of any applicable administrative, civil or criminal sanctions.

		8.1.1.
It will be the responsibility of the Disclosure and Trading Committee, with the assistance of the company’s Internal Audit Office, to investigate any cases of violation of the POLICY, with the following provisos:

			a)
the related persons referred to in letter “a” of sub-item 3.2 shall be subject to the sanctions decided upon by the company’s Board of Directors, subsequent to investigation and referral by the Disclosure and Trading Committee;

			b)	the related persons referred to in letter “b” of sub-item 3.2 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation;
			c)
a violation perpetrated by any of the related persons referred to in letter “c”of sub-item 3.2 shall be deemed a breach of contract, entitling the company, at no additional cost, to terminate the respective contract and demand the payment of any penalty established therein, without prejudice of any losses  and damages.

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		8.1.2.	The Disclosure and Trading Committee shall report any violations to the Board of Directors.
		8.1.3.	When the violation is deemed serious, the Disclosure and Trading Committee, without prejudice of its other attributes, shall refer the case to the Ethics Committee.

Reporting of violations	8.2.	Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee.

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ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE FOR
CONTROLLING SHAREHOLDERS AND MANAGEMENT

.....................................[name, nationality, marital status, profession, tax registry number, ID, business address and telephone number ] .............................................,  below signed, in his/her quality of............................ of Itaú Unibanco Holding S.A., hereby declares his/her adherence to  the ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION, of which he/she is at this moment receiving a copy; states that he/she is familiar with the terms thereof and undertakes to fully comply with the same. He/she also states that he/she is fully aware that sanctions arising from the violation of such Disclosure Policy may be decided upon by the company’s Board of Directors, subsequent to investigation and referral by the Disclosure and Trading Committee.

…………………………………………………….

____________________________

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ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE FOR STAFF MEMBERS

.....................................[name, nationality, marital status, profession, tax registry number, ID, business address and telephone] .............................................,  below signed, in his/her quality of  ............................ of Itaú Unibanco Holding S.A., hereby declares his/her adherence to the ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION, of which at this moment he/she is receiving a copy, and states that he/she is familiar with the terms thereof and undertakes to fully comply with the same.

…………………………………………………….

____________________________

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ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE FOR THIRD PARTIES

.....................................[name, nationality, marital status, profession, tax registry number, ID, business address and telephone] .............................................,  below signed, in his/her quality of  ............................ of Itaú Unibanco Holding S.A., declares his/her adherence to the ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION, of which at this moment he/she is receiving a copy, and states that he/she is familiar with the terms thereof and undertakes to fully comply with the same.  He/she also declares that he/she is aware that that any violation of such Disclosure Policy shall be deemed a breach of contract, entitling the company, at no additional cost, to terminate the contract that gave rise to this declaration of adherence and demand payment of any penalty established therein, without prejudice of  any losses and damages.

…………………………………………………….

____________________________

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